March 17, 2009
Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	MedCath Corporation Form 10-K for the fiscal year ended September 30, 2008 Filed December 15, 2008 File No. 000-33009
Dear Mr. Riedler:
This letter sets forth the response of MedCath Corporation (the “Company”) to the comment letter, dated March 4, 2009, of the staff of the Division of Corporation Finance (the “Staff”). In order to facilitate your review, the Company has repeated each comment in its entirety in italics in the original numbered sequence.
Item 11. Executive Compensation
1.	We note your response and your statement that you will disclose the specific target amounts for incentive compensation in future filings. Please provide us with proposed disclosure relating to the specific performance targets. You may provide the disclosure relating to your 2008 executive compensation that you intend to provide in your 2009 proxy statement or you may provide the disclosure you would have included in an amendment if we had required you to amend your filing.
Per your request in your comment above, below is a draft of the Company’s proposed 2009 proxy statement disclosure related to the specific performance targets:
Annual Incentive Compensation
     To reward superior performance and contributions made by executive officers, the Company has established the Executive Bonus Plan (the “Bonus Plan”). The Bonus Plan awards annual cash bonuses if specific performance-based financial and operational goals are achieved. The specific performance-based financial and operational goals and the maximum amount of annual cash bonus for each executive officer are determined at the beginning of each fiscal year by the compensation committee. Subsequent to the end of the fiscal year, individual cash bonus awards are approved by the compensation committee based upon achievement of the performance-based financial and operational goals.
     During November 2008, the compensation committee of the board of directors approved the terms of the Company’s fiscal 2009 annual incentive bonus plan. The targeted bonus established was XX% of the base salary for Mr. French and XX% of base salary for Messrs. Hinton, Parker, and Todt and Ms. McCanless. The primary performance-based financial and operational goal for which the executive officers are measured against is Adjusted EBITDAP. Adjusted EBITDAP is defined as the Company’s earnings before income tax, depreciation, interest, amortization and pre-opening expenses less net cash interest expense (“EBITDAP”), as further adjusted by the compensation committee for items, positive or negative, related to certain excluded events that occurred during the fiscal year but per the compensation committee’s judgment were not directly attributable to the on-going management of the Company. EBITDAP utilized in arriving at Adjusted EBITDAP in the fiscal 2009 Bonus Plan was derived from the Company’s operating plan as approved by the Board of Directors during November 2008 for fiscal 2009.
Adjusted EBITDAP thresholds are tiered as follows:

% of Adjusted EBITDAP Target Achieved	% Payout of Targeted Bonus
<90	0
90	50
95	75
100	100

Stretch bonuses are applicable to the CEO and CFO based on the following tiered thresholds:

% Adjusted EBITDAP Target Achieved	% Payout of Targeted
104	115
108	120
112	155
116	180
120	200

     Targeted Adjusted EBITDAP was determined by the compensation committee to be $XXX.X million for fiscal 2009. Actual Adjusted EBITDAP for fiscal 2009 was $XXX.X million, resulting in the achievement of XXX% of the Adjusted EBITDAP target. Based on this level of achievement, bonuses were awarded to each of the executive officers in the following amounts: [_________].
     Actual Adjusted EBITDAP for fiscal 2009 was calculated as follows:

Actual EBITDAP	$XXX
Less: Cash interest expense, net	(XXX)
Less (or plus): Certain excluded events	(XXX)

= Actual Adjusted EBITDAP	$XXX

     The non-recurring items included _________, _________ and _________.
     Once the target Adjusted EBITDAP has been achieved for a fiscal year, thereby establishing the total annual incentive bonus payable for each executive officer, the achievement of individual personal goals of the executive officers is reviewed by the compensation committee to determine whether the executive officer will be entitled to receive the total annual incentive bonus payable. All payouts of the annual incentive bonus are subject to 20% reduction if it is determined by the compensation committee that an individual executive officer’s personal goals were not achieved, either individually or in the aggregate.

     Personal goals approved by the compensation committee for each executive officer for fiscal 2009 were as follows:

Name	Goals
O. Edwin French	(to be outlined in the 2009 proxy statement)
Jeffrey L. Hinton
James A. Parker
Joan McCanless
Blair W. Todt
     Upon review of the achievement of personal goals, the compensation committee determined that the executive officers met their personal goals for fiscal 2009. As a result, the targeted annual incentive compensation was not reduced for any executive officer (note: draft language — actual disclosure may vary if it is determined that an executive officer did not achieve his or her personal goals).
2.	We note your response to comment 2. To the extent that specific individual goals are identified they must be disclosed, regardless of whether any annual incentive compensation was paid. Please provide proposed disclosure relating to the specific individual goals. If you do not identify specific goals or achievements, please clarify your disclosure accordingly.
We have provided our proposed disclosure concerning specific individual goals for fiscal 2009 above. There were no specific individual goals for fiscal 2008. The personal goals for fiscal 2008 included subjective variables such as team work, work ethic, leadership role modeling, contribution to the overall results, etc.
In connection with the foregoing response to the Staff’s comment, we hereby acknowledge:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ O. Edwin French
O. Edwin French
President and Chief Executive Officer
MedCath Corporation